Filed by MSCI Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.
(Commission File No.: 1-33928)
www.mscibarra.com

MSCI Voluntarily Provides DOJ Additional Time for Acquisition Review

New York – April 12, 2010 – MSCI Inc. (NYSE: MXB) today announced it has voluntarily withdrawn and will refile its pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), relating to its pending acquisition of RiskMetrics Group, Inc. (NYSE: RISK).  The refiling is a procedural step to provide the staff at the Antitrust Division of the United States Department of Justice (DOJ) with an additional 30 days following the refiling to review the information submitted by MSCI and RiskMetrics.  MSCI expects to refile its pre-merger notification and report effective April 14, 2010, which would mean that the new waiting period under the HSR Act would expire at 11:59 p.m., New York City time, on May 14, 2010, unless terminated earlier or extended by request for additional information.  MSCI remains committed to working cooperatively with the DOJ as it conducts its review of the proposed transactions and continues to expect to close the transaction in MSCI’s third fiscal quarter of 2010.

About MSCI Inc.

MSCI Inc. is a leading provider of investment decision support tools to investment institutions worldwide.  MSCI Inc. products include indices and portfolio risk and performance analytics for use in managing equity, fixed income and multi-asset class portfolios.

The Company’s flagship products are the MSCI International Equity Indices, which include over 120,000 indices calculated daily across more than 70 countries, and the Barra risk models and portfolio analytics, which cover 56 equity and 46 fixed income markets.  MSCI Inc. is headquartered in New York, with research and commercial offices around the world.  MXB#IR

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  MSCI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary proxy statement of RiskMetrics that also constitutes a preliminary prospectus of MSCI.  The registration statement has not yet become effective.  MSCI and RiskMetrics may file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of RiskMetrics.  INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by MSCI will be available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874.  Copies of the documents filed with the SEC by RiskMetrics will be available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643 MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information

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about the directors and executive officers of RiskMetrics in RiskMetrics’ proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. You can find information about the directors and executive officers of MSCI in MSCI’s proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010.

Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.  Such risks, uncertainties and factors include, but are not limited to:  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company’s ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance or achievements can be found in MSCI’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in RiskMetrics’ December 31, 2009 Annual Form 10-K which was filed with the SEC on February 24, 2010 and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI’s or RiskMetrics’ underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI’s or RiskMetrics’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI’s or RiskMetrics’ operations, results of operations, growth strategy and liquidity. MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.

For further information on MSCI Inc. or our products please visit www.mscibarra.com.

MSCI Inc. Contact:

Edings Thibault, MSCI, New York	+ 1.866.447.7874

For media enquiries please contact:

Steven Bruce | Patrick Clifford, Abernathy MacGregor, New York	+ 1.212.371.5999
Sally Todd | Clare Milton, Penrose Financial, London	+ 44.20.7786.4888

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